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                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                             (AMENDMENT NO.      )

     Filed by the registrant [ ]

     Filed by a party other than the registrant [X]

     Check the appropriate box:

     [ ] Preliminary proxy statement        [ ] Confidential, for Use of the
                                                Commission Only (as permitted by
                                                Rule 14a-6(e)(2))

     [ ] Definitive proxy statement

     [X] Definitive additional materials

     [ ] Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                               SAFETY-KLEEN CORP.
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                (Name of Registrant as Specified in Its Charter)

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
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    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

     [X] No fee required.

     [ ] Fee computed on table below per Exchange Act Rules 14a-6(a)(1) and
0-11.

     (1) Title of each class of securities to which transaction applies:

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     (2) Aggregate number of securities to which transaction applies:

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     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4) Proposed maximum aggregate value of transaction:

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     (5) Total fee paid:

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     [ ] Fee paid previously with preliminary materials.

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     [ ] Check box if any part of the fee is offset as provided by Exchange Act
Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1) Amount previously paid:

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Laidlaw Environmental Offer Expires Today

Friday, February 13, 1998 05:16 PM



COLUMBIA, S.C., Feb. 13 /PRNewswire/ -- Laidlaw Environmental Services, Inc. (NYSE: LLE) today reiterated that its current offer to purchase all the outstanding shares of Safety-Kleen Corp. (NYSE: SK) is set to expire today at 12:00 Midnight, New York City time. Under the offer, each shareholder of Safety-Kleen would receive $18.00 in cash and 2.8 LLE common shares.

Commenting on the status of the offer, Kenneth W. Winger, Laidlaw
Environmental's president and chief executive officer, said:

"We continue to receive positive support for our offer to Safety-Kleen shareholders, which we firmly believe to be superior in value to the Philip buyout group merger proposal. We were also pleased by reports that both William Blair, Safety-Kleen's own investment banker, and Institutional Shareholder Services believe the value of our offer to be superior to the Philip merger proposal. Now is the time for Safety-Kleen shareholders to realize value for their shares and we urge them to tender their shares to the Laidlaw Environmental offer."

Commenting on the certainty of the Philip Services Corp. merger proposal, Mr. Winger stated:

"The Philip merger agreement was signed on November 20, 1997, and a Safety-Kleen Shareholders' meeting scheduled for the purpose of voting on the merger agreement was scheduled for February 11, 1998. The shareholders meeting has since been postponed to February 25, 1998. In a February 7, 1998 letter to the Safety-Kleen Board of Directors, Philip stated that it has engaged in "extensive discussions with (its) lead bankers," but that bank approvals had not yet been obtained and formal agreements have not yet been prepared. Despite its assurances that financing will be available when required, Philip's funding commitment remains unverified at this late date."

Laidlaw Environmental Services is the leading provider of hazardous and industrial waste management services to industry and government. The company operates from more than 100 locations throughout North America.

SOURCE Laidlaw Environmental Services, Inc.

CONTACT: Kenneth W. Winger, President and Chief Executive Officer, or Paul R. Humphreys, Senior Vice President, Finance and Chief Financial Officer, Laidlaw Environmental Services, Inc., 803-933-4210



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Over 54% Of Safety-Kleen Shares Favor Laidlaw Environmental Offer

Monday, February 16, 1998 10:47 AM


Offer Extended

COLUMBIA, S.C., Feb. 16 /PRNewswire/ -- Laidlaw Environmental Services, Inc. (NYSE: LLE) today announced that 31.5 million shares had been tendered under Laidlaw Environmental's offer to purchase all the outstanding shares of Safety-Kleen Corp. (NYSE: SK). This, together with the 601,100 shares already owned by the Company, represents 54.2% of the outstanding shares of Safety-Kleen. The Company also announced that due to the significant response, the offer has been extended until 5:00 p.m. New York City time on February 19, 1998.

Under the extended offer, each shareholder of Safety-Kleen will receive 2.8 LLE common shares (the Exchange Ratio) and $18.00 in cash for each Safety- Kleen common share validly tendered and not withdrawn.

Commenting on these developments, Kenneth W. Winger, Laidlaw Environmental's president and chief executive officer, said:

"For some time we have been saying that the Laidlaw Environmental offer provides superior value. Institutional Shareholder Services has supported our view. Last week, Safety-Kleen's own investment advisor, William Blair, agreed. On Friday, the majority of Safety-Kleen shareholders also concurred as to the superiority of our offer in terms of value and certainty. In light of the number of shares tendered to the Laidlaw Environmental offer, we believe there is little likelihood that the Philip group's merger proposal will be approved. Extending our offer until Thursday provides the Safety-Kleen Board the opportunity to consider the wishes of the majority of its shareholders and to eliminate the poison pill provisions and Wisconsin merger moratorium statute provisions that prevent Safety-Kleen shareholders from realizing the benefits of our superior offer."

Laidlaw Environmental Services is the leading provider of hazardous and industrial waste management services to industry and government. The company operates from more than 100 locations throughout North America.

SOURCE Laidlaw Environmental Services, Inc.

CONTACT: Kenneth W. Winger, President and Chief Executive Officer, or Paul R. Humphreys, Senior Vice President, Finance and Chief Financial Officer, Laidlaw Environmental Services, Inc., 803-933-4210